SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                              Convera Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)





                Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)





                                  211919 10 5
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                                 (CUSIP Number)





                            Joseph M. Leccese, Esq.
                               Proskauer Rose LLP
                                 1585 Broadway
                            New York, NY 10036-8299
                                 (212) 969-3000
--------------------------------------------------------------------------------

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)





                               December 21, 2000
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

CUSIP No. 211919105
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     Names of Reporting Persons

1    NBA Media Ventures, LLC
     22-3130290
     I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [_]
                                                                      (b) [_]
-------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
    Source of Funds (See Instructions)
4
    00
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    Check if Disclosure of Legal Proceedings Required Pursuant to
    Items 2(d) or 2(e)                                                     [_]
5
--------------------------------------------------------------------------------
    Citizenship or Place of Organization
6
    United States of America
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     NUMBER OF           Sole Voting Power
                    7
     SHARES              4,746,221
                    ------------------------------------------------------------
     BENEFICIALLY        Shared Voting Power
                    8
     OWNED BY            None
                    ------------------------------------------------------------
     EACH                Sole Dispositive Power
                    9
     REPORTING           4,746,221
                    ------------------------------------------------------------
     PERSON              Shared Dispositive Power
                    10
     WITH                None
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,746,221
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [_]
--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)
     13.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

                                  Schedule 13D
                             Pursuant to Rule 13d-1
                                    under the
                   Securities Exchange Act of 1934, as amended


Item 1.   Security and Issuer

     The title of the class of equity  securities  to which  this  Statement  on
Schedule 13D (the "Statement") relates is:

          Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Convera Corporation, a Delaware corporation (the "Issuer" or "Convera").

     The name and address of the principal executive offices of the Issuer are:

          Convera Corporation
          1921 Gallows Road, Suite 200
          Vienna, Virginia 21181

Item 2.  Identity and Background

     (a) This Statement is being filed by NBA Media Ventures, LLC, a Delaware limited liability company ("NBAMV" or the "Reporting Person").

     (b) NBAMV's principal executive offices are at:

               450 Harmon Meadow Boulevard
               Secaucus, NJ  07094

     (c)  NBAMV's principal business purpose is to enter into agreements for the
          distribution   of  the  games  played  by  the   National   Basketball
          Association through various media.

     (d) During the last five years neither NBAMV nor the manager of NBAMV (the "Manager") nor any officer of NBAMV has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither NBAMV nor, to the knowledge of NBAMV, the Manager nor any officer of NBAMV, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining the future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violations with respect to such law.

     (f) Attached hereto as Appendix A is information required by this Item 2 with respect to the Manager and officers of the Reporting Person. All such individuals are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

     NBAMV acquired the securities on December 21, 2000 at a closing under the Contribution Agreement dated as of September 13, 2000 by and between NBAMV and Convera. Pursuant to the terms of the Contribution Agreement, NBAMV contributed certain assets (as more fully described below) in exchange for approximately 4.7 million shares of Common Stock, which represent approximately 13.5% of the outstanding shares of Common Stock of Convera. The assets contributed by NBAMV include the non-exclusive right to use certain NBA trademarks, know-how, designs and inventions relating to the creation and development of realtime and non-realtime products over the internet, a confidential business plan and business process for Convera, a database of individual consumer profiles of approximately 3.5 million names, a database of individual consumer profiles about actual or potential users of Convera products, 11 different domain names relating to the products Convera generally will be offering, the statistical software program known as "Game Stats," the trademark registration for GameStats, the right to use (at the direction of Convera) up to 25% of the time of those members of the NBAMV's workforce in place consisting of technical, broadcast operations, engineering, production logging and marketing personnel, and a sublease to use NBAMV's production facilities in Secaucus, NJ.

Item 4.  Purpose of Transaction

     The Reporting Person has acquired the shares of Common Stock for the purpose of making an investment in Convera.

     The Reporting Person may, from time to time, purchase additional securities of Convera. The Reporting Person does not at this time have any plans or proposals which relate to or would result in any of the matters described in Paragraphs (a) through (j) of Item 4.


Item 5.  Interest in Securities of the Issuer.

(a) NBAMV beneficially owns 4,746,221 shares of Class A Common Stock, which in the aggregate represent approximately 13.5% of the outstanding shares of Common Stock of Convera.

(b) NBAMV has sole power to vote and direct 4,746,221 Shares of Class A Common Stock.

(c)-(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     NBAMV and Intel Corporation have entered into a voting agreement, attached hereto as Exhibit A, whereby Intel Corporation has agreed, so long as NBAMV owns one-half of the shares of Common Stock issued to NBAMV on the date of effectiveness of the Contribution Agreement, to vote its shares of Common Stock in favor of the election of David Stern (or his successor as commissioner of the National Basketball Association) as a member of the board of directors of Convera.

     There are no other contracts, arrangements, understandings or relationships between NBAMV and any third person with respect to any securities of Convera.

Item 7.  Materials to Be Filed as Exhibits

     Exhibit A Letter Agreement dated as of September 13, 2000 by and between Intel Corporation and NBA Media Ventures, LLC.

                                    Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            By:  NBA Media Ventures, LLC



          December 21, 2000                 /s/ Edwin S. Desser
----------------------------           ----------------------------------------
          Date                              Signature


                                       Edwin S. Desser/Executive Vice President
                                       ----------------------------------------
                                            Name/Title

                                   APPENDIX A

                           MANAGER AND OFFICERS

The following is a list of the Manager and all officers of NBA Media Ventures, LLC. All such persons are United States citizens. Each officer's business address is Olympic Tower, 645 Fifth Avenue, New York, NY 10022, except for Richard Coiro, Robert Criqui and Greg Winik. The business address of such individuals is 450 Harmon Boulevard, Secaucus, NJ 07094.

Officers:   Name                Title
            David Stern         Chairman
            Russ Granik         Vice Chairman
            Adam Silver         Executive Vice President
            Edwin S. Desser     Executive Vice President
            Gregg Winik         Vice President
            Heidi Ueberroth     Vice President
            Robert Criqui       Treasurer
            Richard Coiro       Assistant Treasurer
            Joel Litvin         Secretary
            William Koenig      Assistant Secretary

Director:   Robert Criqui       Manager

                                   EXHIBIT A



                                                  September 13, 2000


Intel Corporation
2200 Mission College Boulevard
Santa Clara, California  05052


Gentlemen:

         This will confirm our understanding that so long as NBA Media Ventures, LLC ("NBAMV") and its affiliates collectively own at least one-half of the shares issued to NBAMV at the closing under the Contribution Agreement dated today between NBAMV and Convera Corporation ("Convera") you shall vote, and shall cause all of your affiliates to vote, all of your respective shares of Convera voting common stock in favor of the election of David J. Stern (or his successor as commissioner of the NBA) as a member of the Board of Directors of Convera.

         Please confirm your agreement with the foregoing by signing a copy of this letter below and returning it to the undersigned.

                                   Very truly yours,

                                   NBA MEDIA VENTURES, LLC



                                   By:  /s/  David J. Stern
                                      ---------------------------------
                                      Name: David J. Stern
                                      Title: Chairman

ACCEPTED AND AGREED
INTEL CORPORATION


By:  /s/ Gerhard H. Parker
   ----------------------------
     Name:  Gerhard H. Parker
     Title: Executive Vice President